File No. 82-3929

FANCAMP EXPLORATION LTD.

QUARTERLY REPORT

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2002

Prepared By Management
March 8, 2002

FORM 51-901F
QUARTERLY REPORT

Incorporated as part of: X **Schedule A**
X **Schedule B & C**

ISSUER DETAILS:

Name of Issuer:	Fancamp Exploration Ltd.
Issuer's Address:	7290 Gray Avenue Burnaby, British Columbia, V5J 3Z2
Issuer's Telephone and Fax	Tel: 604-434-8829 Fax: 604-434-8823
Contact Person:	Debra Chapman
Contact's Position:	Director and Secretary
Contact Telephone Number:	604-434-8829
Contact Email Address	dchapman@axion.net
Web Site Address	N/A
For Quarter Ended:	January 31, 2002
Date of Report:	March 8, 2002

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained herein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B and C.

Peter Smith	**March 8, 2002**
Name of Director	**Date Signed**
Debra Chapman	**March 8, 2002**
Name of Director	**Date Signed**

c:\fnm\qrt\0201schb.doc

FANCAMP EXPLORATION LTD.

BALANCE SHEET

(Unaudited - Prepared by Management)

January 31, 2002

	January 31 2002	April 30 2001
Assets		
Current		
Cash and Marketable Securities	50,002	10,467
Accounts Receivable	5,079	8,712
Accrued Mining Duty Refunds	816	816
Prepaid Expenses	98	1,098
Total Current Assets	55,995	21,093
Investment - South African Minerals Corporation	142	141
Incorporation Costs	1,100	1,100
Mineral Properties	359,446	301,364
Total Assets	$416,683	$323,698
Liabilities		
Current		
Accounts Payable and Accrued Liabilities	260,242	193,658
Long-term		
Botswana Exploration Obligations	886,000	886,000
Deferred Quebec Mining Duties	125,709	125,709
Total Liabilities	1,271,951	1,205,367
Shareholders' Equity		
Capital	5,414,160	5,301,160
Share Subscriptions Received	7,800	0
Deficit	(6,277,228)	(6,182,829)
Total Shareholders' Equity	(855,268)	(881,669)
Total Liabilities and Shareholders' Equity	$416,683	$323,698

FANCAMP EXPLORATION LTD.

STATEMENT OF OPERATIONS

(Unaudited - Prepared by Management)

For the nine months ended January 31, 2002

	Three Months Ended January 31 2002	Nine Months Ended January 31 2002	Three Months Ended January 31 2001	Nine Months Ended January 31 2001
Revenue				
Interest Income	**70**	70	0	0
Operator Fee Income	**0**	0	0	0
Total Revenue	**$70**	**$70**	**$0**	**$0**
Expenses				
Bank and Interest Charges	**20,206**	22,581	900	6,785
Geological Fees	**10,000**	25,000	7,500	22,500
Legal and Accounting	**212**	(288)	330	(6,167)
New Project Examinations	**0**	0	0	2,000
Office and General	**9,005**	26,870	6,101	21,955
Transfer Agent and Listing Fees	**4,532**	14,082	1,694	13,138
Travel and Promotion	**0**	1,425	0	338
Total Expenses	**43,954**	89,670	16,524	60,549
Net Profit(Loss) from Operations	**($43,884)**	**($89,600)**	**($16,524)**	**($60,549)**
Gain (Loss) on Investments	**0**	**406**	**0**	**0**
Mineral Properties Written Off	**5,206**	**5,206**	**0**	**0**
Net Profit(Loss)	**($49,091)**	**($94,400)**	**($16,524)**	**($60,549)**
Deficit, Beginning of Period	**6,228,138**	6,182,829	5,768,013	5,723,989
Deficit, End of Period	**6,277,229**	6,277,229	5,784,538	5,784,538
Profit(Loss) Per Share	**(0.005)**	(0.009)	(0.002)	(0.007)

FANCAMP EXPLORATION LTD.

STATEMENT OF CASH FLOWS

(Unaudited - Prepared by Management)

For the nine months ended January 31, 2001

	Three Months Ended January 31 2002	Nine Months Ended January 31 2002	Three Months Ended January 31 2001	Nine Months Ended January 31 2001
Operating Activities				
Profit(Loss) for the Period	**(49,091)**	(94,400)	(16,525)	(60,549)
Non-Cash Charges to Income:				
Net Change in Non-Cash Working Capital	**43,507**	81,117	9,497	35,542
Total Operating Activities	**(5,584)**	**(13,283)**	**(7,028)**	**(25,007)**
Financing Activities				
Share Subscritptions Received	**7,800**	7,800	0	0
Private Placement - Flow Through	**100,000**	100,000	0	0
Property Acquisition	**10,000**	10,000	0	0
Exercise of Options	**0**	3,000	0	24,000
Total Financing Activities	**117,800**	**120,800**	**0**	**24,000**
Investing Activities				
Manic 3	**(13,857)**	(13,857)	0	0
Gamache	**0**	(198)	0	0
Rasles	**0**	(110)	0	0
Sept-Iles Lac Mechant	**0**	(488)	0	(1,600)
Lac Colomb	**0**	0	5,000	5,000
Browns Mountain	**(3,239)**	(3,239)	0	(116)
St. George	**(42,718)**	(37,618)	0	(1,200)
Otish Mountain	**(2,000)**	(2,000)	0	0
Turgeon	**0**	0	0	3,146
Troilus	**(286)**	(286)	0	0
Dileo Lake	**(286)**	(286)	0	0
Kourouba Concession	**0**	0	0	(6,800)
Botswana - KSZ Project	**0**	0	0	(2,800)
Total Investing Activities	**(62,385)**	**(58,081)**	**5,000**	**(4,370)**
Change in Cash during the Period	**49,831**	**49,436**	(2,028)	(5,377)
Cash at Beginning of Period	**174**	567	2,065	5,415
Cash at End of Period	**$50,002**	**$50,002**	**$38**	**$38**

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the three months ended January 31, 2002

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2002 Net Costs For Period	2001 Net Costs For Period
Dileo Lake		286		286	
Manic 3	10,000	3,857		13,857	
Troilus	286	0		286	
Browns Mountain		3,239			
St George	9,500	35,718	(2,500)	42,718	
Otish Mountain		2,000			
Lac Colomb					(5,000)
Total	19,786	45,100	(2,500)	62,386	(5,000)
Cumulative Mineral Property Costs Deferred, Beginning of Period				297,060	651,981
Cumulative Mineral Property Costs Deferred, End of Period				$359,446	$646,981

FANCAMP EXPLORATION LTD.

SCHEDULE OF MINERAL PROPERTY COSTS DEFERRED

(Unaudited - Prepared by Management)

For the nine months ended January 31, 2002

Costs Incurred (Recovered) During the Period

	Acquisition Costs	Engineering Consulting and Sundry Costs	Option and Other Payments Received	2002 Net Costs For Period	2001 Net Costs For Period
Gamache		198		198	
Rasles		110		110	
Sept-Iles		488		488	1,600
Dileo Lake		286		286	
Manic 3	10,000	3,857		13,857	
Browns Mountain		3,239		3,239	116
St George	9,500	38,118	(10,000)	37,618	1,200
Otish Mountain		2,000		2,000	
Troilus		286		286	
Turgeon					(3,145)
Botswana KSZ					2,800
Kourouba Concession					6,800
Lac Colomb					(5,000)
Total	19,500	48,582	(10,000)	58,082	4,371
Cumulative Mineral Property Costs Deferred, Beginning of Period				301,364	642,610
Cumulative Mineral Property Costs Deferred, End of Period				$359,446	$646,981

1. Continuing Operations

The Company is a development stage enterprise in the business of mineral exploration. It is in the process of exploring its mineral properties interests and has not yet determined whether these properties contain ore reserves that are economically recoverable. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value. The carrying value of the mineral properties interests represents only the total of net costs capitalized, and is not intended to reflect either present or future value.

The recoverability of amounts shown for mineral properties interests and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development and future profitable production from or proceeds from the disposition of its mineral properties interests. For those properties in which it has a joint venture interest, it is required to contribute its proportionate share of costs or accept dilution of its interest.

The Company has a working capital deficiency. These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the normal course of business. Realization values may be substantially different from carrying values shown in these financial statements should the Company be unable to continue as a going concern.

The Company's ability to maintain its existence is dependent upon the continuing support of its creditors in the short term and its success in obtaining new equity financing for the settlement of liabilities.

2. Mineral Property Interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of mineral properties. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is abandoned as an exploration prospect or allowed to lapse, the related costs are charged to operations in the year.

Certain of the Company's mineral properties interests are held jointly with other parties. The book value of these property interests includes only the Company's joint venture share of costs.

3. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and

expenses for the period. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in operations in the period in which they become known.

4. Stock Based Compensation

No compensation expense is recognized when management incentive stock options are granted. the consideration received by the Company from employees and directors on the exercise of such options is credited to share capital.

5. Loss Per Share

Basic loss per share is calculated by dividing the loss for the period by the weighted number of shares outstanding during the period.

6. Share capital

Authorized: 50,000,000 common shares with no par value

Issued:

	2001		2000	
	Number	Amount	Number	Amount
Balance, beginning of year	9,255,822	$5,301,160	9,015,822	$5,277,160
Options exercised in 1st Qtr	0		140,000	14,000
Options exercised in 2nd Qtr	30,000	3,000	100,000	10,000
Flow Through Private Placement in 3rd Qtr	1,000,000	100,000		
Property Acquisition in 3rd Qtr	100,000	10,000		
Balance, end of period	10,385,822	$5,304,160	9,255,822	$5,301,160

During the period 1,000,000 flow-through common shares were issued, at a price of $0.10 per share, with warrants attached to purchase up to an additional 1,000,000 common shares, at a price of $0.125 per share, exercisable up to and including November 2, 2003.

In addition to the warrants mentioned above, there are other warrants outstanding for the purchase of up to 1,000,000 common shares of the Company, at a price of $0.10 per share, exercisable on or before February 1, 2002. *Subsequent to the end of the period, warrants were exercised for the purchase of 628,000 common shares, at a price of $0.10 per share. The warrants remaining to purchase up to 372,000 common shares expired at end of business February 1, 2002.*

7. Incentive Stock Options

Outstanding at the end of the period:

Number of Shares	Exercise Price	Date Granted	Expiry Date
65,000	$0.10	Feb. 15/00	Feb. 14/05
411,500	$0.12	May 1/00	Apr. 30/05
125,000	$0.10	Aug. 1/01	Jul. 31/06
290,000	$0.10	Aug. 31/01	Aug. 30/06
145,000	$0.10	Jan. 25/02	Jan. 24/07
1,036,500			

During the period, options were granted for the purchase of up to 145,000 common shares, at a price of $0.10 per share, exercisable up to and including January 24, 2007.
During prior periods, options were granted for the purchase of up to 125,000 common shares, at a price of $0.10 per share, exercisable up to and including July 31, 2006 ; and, up to 290,000 common shares, at a price of $0.10 per share, exercisable up to and including August 30, 2006.

During prior periods options were exercised to purchase 30,000 common shares at $0.10 per share. No options were exercised during the current period.

No options were re-priced during the period.

8. Related Party Transactions

Transactions with related parties for the year comprise:

	Paid - 3 months ended January 31, 2002	Paid - 9 months ended Janaury 31, 2002
Professional geological fees paid to a director	$30,300	$48,298
Administration fees paid to directors (2)	$5,550	$16,650

FANCAMP EXPLORATION LTD.

MANAGEMENT DISCUSSION

The Company's principal properties are located in Quebec and New Brunswick.

The recent flow-through financing has enabled the Company to carry out extensive soil sampling over its St. George Batholith properties in SW New Brunswick, east of Freewest Resources Canada Inc.'s Clarence Stream gold discoveries. A number of interesting gold/arsenic anomalies were identified and are currently being checked by the use of a track mounted power auger, which can penetrate and sample up to 60 feet in overburden. These results, and those of the new government airborne magnetic survey just released (the first since 1958), will serve to provide further exploration focus for the next field season.

The Company will also be carrying out trenching and prospecting over its 100% owned Manic III nickel prospect, north of Baie Comeau, Quebec at the same time.

The Company currently holds, on a 50/50- basis with Freewest, approximately 20,000 acres of ground in the so-called "Otish Mountains" diamond play in northern Quebec. These claims were acquired by staking last fall and are located along a NNW trending, diabase dyke system. Diabase dyke systems are known to be favourable sites for kimberlite emplacement, and two thirds of this particular system lie in the very large Majescor/BHP "portage" property immediately south of the Fancamp/Freewest blocks. Some indication of the prospectivity of this ground may be had from the fact that Majescor/BHP have subsequently staked around us. A till sampling program is planned in the coming field season.

Directors and Officers

Peter H. Smith	President and Director
Debra Chapman	Secretary and Director
Gilles Dubuc	Director
Micheal Sayer	Director
Taylor Cahill	Director

For further information, please contact: Peter H. Smith, P.Eng., President, at 514-481-3172